Wesco Aircraft
24911 Avenue Stanford, Valencia, CA 91355

May 4, 2016

VIA EDGAR AND HAND DELIVERY

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Form 10-K
Filed November 30, 2015
File No. 1-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), I confirm receipt of the letter dated April 21, 2016 from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission ”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2015. Below are the Company’s responses to the Staff’s comments. For your convenience, each of the Company’s responses is preceded by the applicable comment from the Staff’s letter.

Form 10-K for the Year Ended September 30, 2015

Management’s Discussion and Analysis, page 29

Critical Accounting Policies and Estimates, page 33

Inventories, page 33

1.
We have read your response to comment 1 in our letter dated March 22, 2016. Your response to comment 1 in your letter dated March 7, 2016 indicated that a change in strategy with respect to the management of your inventory was made in May 2015 upon the hiring of a new CEO and CFO. As a result of this change during the quarter ended September 30, 2015, you updated your reserve model to reflect the new strategy shift to hold inventory at lower quantity levels. This resulted in your model using shorter forecast periods than were historically applied and an increase in your reserve of $43.8 million. You also indicated that this new strategy was demonstrated by the scrapping of older inventory, resulting in a write-off of $28.4 million of E&O reserve. Your latest response indicates that only $6.9 million of the $28.4 million was included in the $43.8 million reserve increase recorded during the quarter ended September 30, 2015. Please help us better understand when the remaining $21.5 million was recorded related to the scrapping of this old inventory especially given that your response indicated that this new strategy was not reflected in your reserves until the quarter ended September 30, 2015. Please also help us understand what the remainder of the $43.8 million increase recorded during the quarter ended September 30, 2015 relates to as previously it appeared that the majority of this reserve was related to the

$28.4 million loss recorded upon the scrapping of older inventory. Please correspondingly revise your disclosures to better clarify the components of this $43.8 million increase in your E&O reserve.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $43.8 million charge to Cost of Sales and corresponding increase in excess and obsolescence (E&O) reserves was the direct result of management’s change in inventory strategy, which was implemented in the fourth quarter of fiscal 2015. Although new management was hired in May 2015, management did not change the strategy until the fourth quarter of 2015.

The $6.9 million charge to Cost of Sales for inventory scrapped during the fourth quarter of fiscal 2015 was in addition to the $43.8 million charge and represents a separate accounting transaction. The scrapped inventory had a net carrying value of $6.9 million (gross value of $35.3 million and associated E&O reserves of $28.4 million, recognized in previous periods). Upon scrapping the inventory, the Company reversed the gross inventory value and associated E&O reserve directly to Cost of Sales resulting in the $6.9 million net carrying value loss. The additional $6.9 million loss did not flow through the Company’s E&O reserve.
As a result of the new strategy, the Company updated its E&O reserve model to reflect the shift to hold inventory at lower quantity levels and for a shorter period of time. The reserve is calculated at the individual stock-keeping unit (SKU) level based on inventory on hand at the end of the period, which resulted in an increase in the E&O reserve of $43.8 million. The scrapped inventory was not part of the on-hand inventory as of September 30, 2015. In the Company’s responses dated March 7, 2016 and April 8, 2016, the inventory scrapping was highlighted to demonstrate the Company’s commitment to the new strategy to hold inventory for shorter periods of time.
The Company’s aggregate excess inventory related losses for fiscal 2015 was the $95.1 million charge for the increase in the E&O reserve and the $6.9 million loss from the scrapping of inventory. As noted in the Company’s previous response letters, the $95.1 million charge for increase in the E&O reserve is comprised of $43.8 million from the new strategy, $33.0 million for inventory purchased in connection with a specific program and $18.2 million for normal course of business inventory movements. The Company respectfully advises the Staff that it will update its disclosures in future filings to better explain the amount of material E&O expense recorded and any material movements in the E&O reserve resulting from scrapping activities or otherwise, and will include qualitative and quantitative disclosure regarding the drivers of these changes.

*   *   *

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (661) 775-7213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard J. Weller

Richard J. Weller
Executive Vice President and
Chief Financial Officer
cc:

Jenn Do, Staff Accountant
Nudrat Salik, Staff Accountant
John G. Holland, Executive Vice President and Chief Legal Officer
Rachel W. Sheridan, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP

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